FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item		Page
Item 1.	Claxson Interactive Group Inc.’s Proxy Statement for its 2005 Annual Meeting of Shareholders	1

	Signatures	16

Item 1. Claxson Interactive Group Inc.’s Proxy Statement for its 2005 Annual Meeting of Shareholders
CLAXSON INTERACTIVE GROUP INC.
Avenida Melian 2752
C1430EYH Buenos Aires, Argentina
March 2, 2006
Dear Shareholder:
     You are cordially invited to attend our Annual Meeting of Shareholders (the “Annual Meeting”), which will be held at 11:00 a.m. (local time), on Thursday, March 30, 2006, at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina.
     At the Annual Meeting, the holders of outstanding shares of common stock will be asked to vote as follows:
(i)	the holders of the outstanding class C common shares, voting separately as a class, will be asked to elect four (4) persons to the Board of Directors;

(ii)	the holders of the outstanding class F common shares, voting separately as a class, will be asked to elect one (1) person to the Board of Directors;

(iii)	the holders of the outstanding class H common shares, voting separately as a class, will be asked to elect three (3) persons to the Board of Directors; and

(iv)	the holders of the outstanding class A common shares, class C common shares, class F common shares and class H common shares (collectively, the “Common Stock Shareholders”), voting as a single class, will be asked to elect three (3) persons to the Board of Directors.
     In addition, the Common Stock Shareholders will be asked to ratify the appointment of the Company’s independent registered certified public accounting firm for the year ending December 31, 2005. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe in more detail the matters to be presented at the Annual Meeting.
     The Board of Directors recommends that you vote in favor of the election of the nominated directors and the ratification of the appointment of Deloitte & Co. S.R.L., a member firm based in Argentina of Deloitte Touche Tohmatsu, as the company’s independent registered certified public accounting firm.
     Please take this opportunity to become involved in the affairs of your company. Whether or not you expect to be present at the Annual Meeting, please complete, date, sign and mail the enclosed proxy card in the envelope provided. Returning the proxy card does not deprive you of your right to attend the Annual Meeting and vote your shares in person. If you attend the Annual Meeting, you may withdraw your proxy and vote your own shares.

Sincerely,

Roberto Vivo-Chaneton
Chairman of the Board, Chief Executive Officer

CLAXSON INTERACTIVE GROUP INC.
Avenida Melian 2752
C1430EYH Buenos Aires, Argentina

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on Thursday March 30, 2006

To the Shareholders of Claxson Interactive Group Inc.:
     The Annual Meeting of Shareholders (the “Annual Meeting”) of Claxson Interactive Group Inc. (the “Company”) will be held at 11:00 a.m. (local time), on Thursday, March 30, 2006, at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina, for the purpose of considering and acting upon the following:
     (i) Election of eleven (11) persons to our Board of Directors to hold office until our 2006 Annual Meeting of Shareholders or until their successors are duly elected and qualified as follows:
(a) the holders of the outstanding class C common shares, voting separately as a class, will elect four (4) persons to the Board of Directors;
(b) the holders of the outstanding class F common shares, voting separately as a class, will elect one (1) person to the Board of Directors;
(c) the holders of the outstanding class H common shares, voting separately as a class, will elect three (3) persons to the Board of Directors; and
(d) the holders of the outstanding class A common shares, class C common shares, class F common shares and class H common shares, voting as a single class, will elect three (3) persons to the Board of Directors;
     (ii) The ratification of the appointment of Deloitte & Co. S.R.L, a member firm based in Argentina of Deloitte Touche Tohmatsu, as our independent registered certified public accounting firm; and
     (iii) Any other matters that properly come before the Annual Meeting.
     The Board of Directors is not aware of any other business scheduled for the Annual Meeting. Any action may be taken on the foregoing proposals at the Annual Meeting on the date specified above, or on any date or dates to which the Annual Meeting may be adjourned.
     Only holders of class A common shares of U.S. $0.01 par value, class C common shares of U.S. $1.00 par value, class F common shares of U.S. $1.00 par value and class H common shares of U.S. $1.00 par value, of record at the close of business on Friday, February 17, 2006 are entitled to notice of, and to vote at, the meeting or at any postponements or adjournments of the meeting.

By Order of the Board of Directors,

Amaya Ariztoy
Secretary

Miami, Florida
March 2, 2006
YOUR VOTE IS IMPORTANT

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY OR PROXIES, AS THE CASE MAY BE, AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

     i

CLAXSON INTERACTIVE GROUP INC.
ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

     This proxy statement contains information related to our Annual Meeting of Shareholders (“Annual Meeting”) to be held on Thursday, March 30, 2006, beginning at 11:00 a.m. (local time), at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina, and at any adjournments or postponements thereof. Our Board of Directors is soliciting your proxy with respect to the matters to be voted upon at the Annual Meeting. The approximate date that this proxy statement, the accompanying notice of Annual Meeting and the enclosed proxy card are first being sent to shareholders is March 2, 2006. Our annual report on Form 20-F for the year ended December 31, 2004, as filed with the United States Securities and Exchange Commission, is being mailed to all of the shareholders concurrently herewith.
ABOUT THE MEETING
What is the purpose of the Annual Meeting?
     At the Annual Meeting, shareholders will vote on the election of directors and the ratification of the appointment of our independent registered certified public accounting firm. In addition, we will respond to questions from our shareholders regarding our performance during the fiscal year ended December 31, 2004 and the nine months ended September 30, 2005.
Who is entitled to vote at the Annual Meeting?
     Only holders of class A common shares of U.S. $0.01 par value (“Class A Common Shares”), class C common shares of U.S. $1.00 par value (“Class C Common Shares”), class F common shares of U.S. $1.00 par value (“Class F Common Shares”) and class H common shares of U.S. $1.00 par value (“Class H Common Shares”), of record at the close of business on Friday, February 17, 2006 (the “Record Date”), are entitled to receive notice of the Annual Meeting and to vote the shares of common stock that each holds on the date of the Annual Meeting, or any postponements or adjournments of the Annual Meeting, as set forth below. When this proxy statement uses the term “Common Shares”, it refers to the Class A Common Shares, the Class C Common Shares, the Class F Common Shares and the Class H Common Shares collectively.
     Pursuant to Section 68 of our Amended and Restated Articles of Association, each holder of outstanding Common Shares will be entitled to vote for the election of the directors as follows:
(i)	the holders of the outstanding Class C Common Shares, voting separately as a class, are entitled to elect four (4) persons to the Board of Directors (“Class C Directors”);

(ii)	the holders of the outstanding Class F Common Shares, voting separately as a class, are entitled to elect one (1) person to the Board of Directors (“Class F Director”);

(iii)	the holder of the outstanding Class H Common Shares, voting separately as a class, are entitled to elect three (3) persons to the Board of Directors (“Class H Directors”); and

(iv)	the holders of the outstanding Common Shares, voting as a single class, are entitled to cast one vote per share for the election of three (3) persons to the Board of Directors (“Class of Independent Directors”). Our Amended and Restated Articles of Association limits directors in this class to persons who:
•	may be deemed to be an “independent director” pursuant to the rules of the Nasdaq National Market, any applicable stock exchange, or any similar rule or regulation,

•	are knowledgeable in one or more of the major areas of business of our company or in Latin America, generally, and

•	do not have any meaningful, ongoing relationship with any holder of the Class C Common Shares, the Class F Common Shares or the Class H Common Shares, whether as employee, shareholder, partner, member, relative, consultant, advisor or have any other significant financial, business or familial relationship with our company.
     With respect to the ratification of the appointment of our independent registered certified public accounting firm, holders of the outstanding Common Shares are entitled to cast one vote per Common Share.
Who can attend and vote at the Annual Meeting?
     All shareholders as of the Record Date, or their duly appointed proxies, may attend and vote at the Annual Meeting. Please note that if you hold shares in “street name” (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date.
What constitutes a quorum?
     The Annual Meeting will be duly constituted if, at the commencement of the Annual Meeting, there are present in person or by proxy not less than fifty percent of the votes of the shares, or class or series of shares entitled to vote on the Record Date. As of the Record Date,
(i)	20,486,463 of Class A Common Shares were outstanding,

(ii)	two shares of Class C Common Shares were outstanding,

(iii)	seven shares of Class F Common Shares were outstanding and

(iv)	one share of Class H Common Shares was outstanding.
     Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting but will not be counted as votes cast “for” or “against” any given matter.
     If less than a majority of outstanding shares entitled to vote are represented, the Annual Meeting will stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine. If at the adjourned meeting there are present within one hour from the time appointed for the Annual Meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote, those present will constitute a quorum, but otherwise the meeting will be dissolved.
     Notwithstanding anything to the contrary, if convened upon the request of the holders of the Common Shares, and if within two hours from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting will be dissolved.
How do I vote?
     If you complete and properly sign and return the accompanying proxy card, it will be voted as you direct. The proxy card must be delivered not less than forty-eight hours before the date of the Annual Meeting in order for it to be treated as a valid proxy. If you are a registered shareholder and you attend the Annual Meeting, you may deliver your completed proxy card in person. “Street name” shareholders who wish to vote at the Annual Meeting will need to obtain a proxy from the institution that holds their shares. Shareholders with joint ownership in shares must vote as one and may be represented in person or by proxy by only one joint owner if they so choose.

How can I change my vote or revoke my proxy after I return my proxy card?
     You may either change your vote or revoke a previously granted proxy by attending and voting in person at the Annual Meeting. You may revoke a previously granted proxy without attending the Annual Meeting by providing written notification of revocation to our principal executive office located at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina, Attention: Chairman, at least two hours before the commencement of the Annual Meeting.
What are the recommendations of the Board of Directors?
     Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. The recommendation of the Board of Directors is set forth with the description of each item in this proxy statement. In summary, the Board of Directors recommends a vote:
(i)	for the election of the nominated slate of directors; and

(ii)	for the ratification of the appointment of Deloitte & Co., S.R.L., a member firm based in Argentina of Deloitte Touche Tohmatsu, as our independent registered certified public accounting firm.
     The Board of Directors does not know of any other matters that may be brought before the Annual Meeting nor does it foresee or have reason to believe that the proxy holders will have to vote for substitute or alternate board nominees. In the event that any other matter should properly come before the Annual Meeting or any board nominee is not available for election, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their best judgment.
What vote is required to approve each item?
     Election of Directors. The affirmative vote (either in person or by proxy) of a majority of the votes cast by each class of Common Shares at the Annual Meeting is required for the election of each class of directors. This means that candidates for each class of directors who receive more than fifty percent of votes cast will be elected. Abstentions are not votes cast and are not counted in determining whether a nominee is elected. You may vote “FOR” all of the nominees, “WITHHOLD AUTHORITY” for all nominees or “WITHHOLD AUTHORITY” with respect to one or more nominees. A properly executed proxy marked “WITHHOLD AUTHORITY” will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Shareholders do not have the right to cumulate their votes for directors.
     Other Items. For each other item, the affirmative vote of a majority of the votes of the outstanding Common Shares cast at the Annual Meeting (either in person or by proxy) will be required for approval. You may vote “FOR”, “AGAINST”, or “ABSTAIN” on each of the other proposals. A properly marked “ABSTAIN” with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum.
     If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such “broker non-votes” will, however, be counted in determining whether there is a quorum.
Who pays for the preparation of the proxy?
     We will pay the cost of preparing, assembling and mailing the proxy statement, notice of Annual Meeting, proxy card and the accompanying annual report on Form 20-F of our company for the year ended December 31, 2004 which is being mailed to all shareholders of record as of the Record Date. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to the beneficial owners of Common Shares and to request authority for the execution of proxies and we may reimburse such persons for their expenses incurred in connection with these activities.
     Our principal executive office is located at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina and our telephone number there is 011-54-11-4546-8000. We also have offices in the United States located at 1550 Biscayne Boulevard, Miami, Florida 33132, U.S.A., and our telephone number there is (305) 894-3500. A copy of our 2004 Annual Report will be available at each of our offices for a period of ten days prior to the Annual Meeting and will be available at the Annual Meeting for examination by any shareholder.
As of the Record Date who are the largest owners of our stock and how many shares of our stock do our directors and executive officers own?
     Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares, except to the extent applicable law gives spouses shared authority.

		Percentage of Class
	Number of Class A	A Common Shares	Number of Class C	Number of Class F	Number of Class H
Beneficial Owner	Common Shares	(%)(1)	Common Shares	Common Shares	Common Shares
1945 Carlton Investments LLC(2)(19)	4,178,846	20.4	1
1947 Carlyle Investments LLC(3)(19)	4,358,058	21.3	1
Ricardo J. Cisneros(4)(19)	4,358,058	21.3
Gustavo A. Cisneros(5)(19)	4,178,846	20.4
Hicks, Muse(6)(19)	7,770,708	37.9			1
Thomas O. Hicks(6)(19)	7,770,708	37.9
IMPSAT Fiber Networks, Inc(19)(20).	—	*		1
Militello Limited(19)(20)	—	*		1
RC Limited(19)(20)	5,324	*		1
SLI.com, Inc.(19)(20)	489,417	2.4		1
Tower Plus International(19)(20)	—	*		1
Roberto Vivo-Chaneton(7)(19)(20)	1,260,978	6.2		1
Carlos Bardasano (8)	5,000	*
Eric C. Neuman(9)	7,532	*
Ana Teresa Arismendi	400	*
Gabriel Montoya (10)	5,865	*
John A. Gavin (11)	5,000	*
Ricardo Verdaguer(12)	5,000	*
Frank Feather (13)	5,000	*
José Antonio Ríos (14)	5,000	*
Emilio Romano (15)	5,000	*
Luis Villanueva	—	*
Christina Weaver Vest	—	*
Ralph Haiek(16)	235,028	1.1
José Antonio Ituarte (17)	146,628	*
Roberto Cibrian Campoy(18)(19)(20).	5,324	*		1
Amaya Ariztoy	800	*
Mariano Julian Varela	2,433	*
Marcelo Zuniga	—	*
All directors and executive officers as a group (18 persons)	1,474,220	7.2
Kingdom Capital Management, LLC (21)	1,440,638	7.0

*	indicates less than 1%

(1)	Based on 20,486,463 shares of our Class A common shares outstanding as of February 17, 2006 and calculated according to Rule 13(d)-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights, or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(2)	Excludes 3,999,635 Class A common shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes convertible debentures issued to 1945 Carlton Investments, LLC that may be converted into 179,211 Common Shares. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Excludes 3,999,635 Class A common shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes convertible debentures issued to 1947 Carlyle Investments, LLC that may be converted into 358,422 Common Shares. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 3,999,635 Class A common shares owned by 1947 Carlyle Investments LLC. Includes convertible debentures issued to 1945 Carlton Investments, LLC that may be converted into 358,422 Common Shares. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC.

(5)	Includes 3,999,635 Class A common shares owned by 1945 Carlton Investments LLC. Includes convertible debentures issued to 1945 Carlton Investments, LLC that may be converted into 179,211 Common Shares. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments, LLC.

(6)	Includes:
•	5,589,525 Class A common shares and 1 Class H Common Shares, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

•	1,014,813 Class A common shares held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

•	830,259 Class A common shares held of record by Davivo International Ltd;

•	217,360 Class A common shares held of record by HMLA 1-SBS Coinvestors, L.P.;

•	107,945 Class A common shares held of record by HMTF Holdings;

•	807 Class A common shares held of record by Mr. Hicks; and

•	Options to acquire 10,000 Class A common shares granted to Mr. Neuman and Mr. Clutterbuck under the Claxson 2001 Share Incentive Plan, which were assigned by Mr. Neuman and Mr. Clutterbuck to Hicks, Muse Co. Partners, L.P. on October 7, 2003, which are currently exercisable.
Mr. Hicks is the sole shareholder, director and an executive officer of Hicks, Muse, Latin America Fund I Incorporated, which is the ultimate general partner of Hicks, Muse Tate & Furst Latin America Fund, L.P.; Hicks, Muse Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of Class A common shares and Series A Preferred Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and

HMLA 1 — SBS Coinvestors, L.P. John R. Muse, Andrew S. Rosen, Joe Colonnetta, Jack D. Furst, Dan H. Blanks, Eric C. Neuman, Peter Brodsky and Lyndon Lea are also executive officers of Hicks, Muse, Latin America Fund I Incorporated and as such may be deemed to share with Mr. Hicks the power to vote or dispose of the Class A common shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P.; and HMTF Holdings. Each of Messrs. Hicks, Muse, Rosen, Colonnetta, Furst, Blanks, Neuman, Brodsky and Lea disclaims the existence of a group and disclaims beneficial ownership of Class A common shares not owned of record by each of them.

(7)	Includes 6,250 Class A common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Includes options to acquire 316,274 shares of Class A common shares granted to Mr. Vivo-Chaneton under the Claxson 2001 Share Incentive Plan which are currently exercisable. Includes convertible debentures issued to Mr. Vivo that may be converted into 462,963 Common Shares.

(8)	Consists of options to acquire 5,000 shares of Class A common shares granted to Mr. Bardasano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(9)	Consists of 7,500 Class A common shares held directly by Mr. Neuman. Excludes options to acquire 5,000 shares of Class A common shares granted to Mr. Neuman under the Claxson 2001 Share Incentive Plan which are currently exercisable but were assigned to Hicks, Muse Co. Partners L.P. on October 7, 2003. Mr. Neuman is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A common shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and HMTF Holdings. Mr. Neuman disclaims the existence of a group and disclaims beneficial ownership of Class A common shares not owned of record by him.

(10)	Includes options to acquire 5,000 Class A common shares granted to Mr. Montoya under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(11)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Gavin under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(12)	Consists of options to acquire 5,000 shares of Class A common shares granted to Mr. Verdaguer under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(13)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Feather under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(14)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Rios under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(15)	Consist of options to acquire 5,000 Class A common shares granted to Mr. Romano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(16)	Includes 7,400 Class A Common Shares held directly by Mr. Haiek. Includes 65,467 shares of Class A common shares granted to Mr. Haiek under the Claxson 2001 Share Incentive Plan which are currently exercisable (vesting on February 3, 2006). Includes convertible debentures issued to Mr. Haiek that may be converted into 77,161 Common Shares.

(17)	Includes 65,467 shares of Class A common shares granted to Mr. Ituarte under the Claxson 2001 Share Incentive Plan which are currently exercisable (vesting on February 3, 2006). Includes convertible debentures issued to Mr. Ituarte that may be converted into 77,161 Common Shares.

(18)	Consists of 5,324 Class A common shares held through RC Limited, which is wholly owned by Roberto Cibrian Campoy and his wife.

(19)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, the Company will not propose and the board of directors of the Company will not approve or recommend, any amendment of the Amended and Restated Memorandum of Association or Amended and Restated Articles of Association of the Company which materially adversely affects the rights of the shareholder under the Holdco Agreement, without the prior written consent of the shareholder.

(20)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

(21)	Kingdom Capital Management, LLC is the beneficial owner of 1,440,638 Class A common shares according to a Schedule 13G filed by such firm on February 13, 2006.
PROPOSAL 1 — ELECTION OF DIRECTORS
Directors Standing for Election.
     At the Annual Meeting, the shareholders will elect eleven directors, each of whom will serve for a term expiring at the 2006 Annual Meeting of Shareholders, or until his or her successor has been duly elected and qualified as follows:
(i)	the holders of the outstanding Class C Common Shares, voting separately as a class, will elect four (4) persons to the Board of Directors;

(ii)	the holders of the outstanding Class F Common Shares, voting separately as a class, will elect one (1) person to the Board of Directors;

(iii)	the holders of the outstanding Class H Common Shares, voting separately as a class, will elect three (3) persons to the Board of Directors; and

(iv)	the holders of the outstanding Common Shares voting as a single class, will be asked to elect three (3) persons to the Board of Directors.
     The Board of Directors has no reason to believe that any nominee will refuse or be unable to serve if elected. However, if any of them should become unavailable to serve as director prior to voting, the holders of the proxy will vote for a substitute nominee as recommended by the Board of Directors or, if no recommendation is given, in the exercise of their best judgment. In the event that any other matter should properly come before the Annual Meeting or any board nominee is not available for election, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their best judgment.
     The directors standing for re-election for the following classes are:
(i)	Class C Directors to be Elected by Holders of Class C Common Shares.
a.	Ana Teresa Arismendi, age 40, has served on our Board of Directors since April 2002, and is currently the executive vice president of finance and administration of Venevision Productions, the newly created television production unit of The Cisneros Group of Companies. She was previously managing director of the Chairman’s Office of the Cisneros Group of Companies in New York and served as senior vice president of finance and administration at Playboy TV International. In 1996, Ms. Arismendi joined the Cisneros Television Group as finance director. Prior to joining the Cisneros Television Group, Ms. Arismendi was administration manager at Televen, a Cisneros Group television channel, and financial analysis manager of the communications division at the Organización Cisneros, both in Caracas, Venezuela. Ms. Arismendi holds a Bachelor of Arts degree in Business Administration from the Universidad Metropolitana in Caracas, Venezuela. Ms. Arismendi has been appointed to our Board of Directors by our Class C common shareholders.

b.	Carlos Bardasano, age 60, has served on our Board of Directors since September 2001 and is director and vice chairman of our Board of Directors. Mr. Bardasano joined the Cisneros Group of Companies 40 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies. Mr. Bardasano served as president and CEO of the Venevision Television Network from 1992 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, a television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela. Mr. Bardasano has been appointed to our Board of Directors by our Class C common shareholders.

c.	Gabriel Montoya, age 37, has served on our Board of Directors since April 2002 and has been vice president of the office of the chairman and chief executive officer of the Cisneros Group of Companies since May 2004. Prior to that, he was managing director, assistant to the President of the Cisneros Group of Companies. Previously, Mr. Montoya was director of new business development at the Cisneros Television Group. He also served as corporate finance manager at the Cisneros Group of Companies in Caracas, Venezuela. Before joining the Cisneros Group of Companies, he was a financial advisor at Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and a project manager at Coca-Cola de Venezuela. Mr. Montoya has a Bachelor of Science degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela (1990) and a Masters of Business Administration degree from the Instituto de Estudios Superiores de Administración (IESA) in Caracas, Venezuela (1993). Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the “Finance for Lawyers” seminar at Universidad Católica Andres Bello, Caracas, Venezuela. Mr. Montoya has been appointed to our Board of Directors by our Class C common shareholders.

d.	Luis Villanueva, age 48, has served on our Board of Directors since April 2002 and is the President and CEO of Venevision International LLC, a leading Spanish language entertainment company which engages in TV programming distribution and production, film distribution, music and theater, owned by the Cisneros Group. Since joining the Cisneros Group in 1982, Mr. Villanueva has held several key positions within the organization, including Vice-President of Venevision Television Network in Venezuela, Executive Vice-President of Corporate Finance and Development of the Cisneros Group, and President of Venevision de Chile. Mr. Villanueva is also a director of Union de Cervecerias Peruanas Backus & Johnston, Peru’s leading beer company. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela. Mr. Villanueva has been appointed to our Board of Directors by our Class C common shareholders.
(ii)	Class F Director to be Elected by Holders of Class F Common Shares.
a.	José Antonio Ríos, age 60, has served on our Board of Directors since September 2001 and is Chief Administrative Officer of Global Crossing Ltd., and also serves as President of the company’s international operation covering the Americas, Europe and Asia. Mr. Ríos also serves as Chairman of the Board of Global Marine Systems Ltd., a unit of Global Crossing. Prior to joining Global Crossing, Mr. Ríos served as president and chief executive officer of Telefónica Media. Additionally, Mr. Ríos was one of seven members of the corporate executive committee of Telefónica S.A. and a corporate general director. He has also served on the boards of over 30 companies within the Telefónica group. Mr. Ríos is the former chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Ríos was the founding president and chief executive officer of Galaxy Latin America™, where he was responsible for the planning, development and launch of DIRECTV™. Mr. Ríos previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Ríos holds a Bachelor of Science degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela. Mr. Ríos has been appointed to our Board of Directors by our Class F common shareholders.
(iii)	Class H Directors to be Elected by Holders of Class H Common Shares.
a.	John A. Gavin, age 74, has served on our Board of Directors since September 2001 and served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was vice president of Atlantic Richfield Company and president of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the founder and chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of The Hotchkis & Wiley Funds, The TCW Galileo Funds, and Causeway Capital Management. He is also a member of the Latin America Strategy Board of Hicks, Muse, Tate & Furst Incorporated. Ambassador Gavin holds a Bachelor of Arts degree in Economic History of Latin America from Stanford University. Mr. Gavin has been appointed to our Board of Directors by our Class H common shareholders.

b.	Eric C. Neuman, age 61, has served on our Board of Directors since September 2001 and is vice chairman of our Board of Directors. Mr. Neuman has been a partner of Hicks Muse since January, 2001 and principal of Hicks Muse from April, 1999 to December, 2000. Between June, 1998 and March, 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and Cablevision and serves on the boards of directors of Media Capital and Grupo Multivision. He previously was a director of Chancellor Media, Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Neuman has been appointed to our Board of Directors by our Class H common shareholders.

c.	Christina Weaver Vest, age 34, has served on our Board of Directors since December 2005 and is a principal of Hicks, Muse, Tate & Furst Incorporated. She has been with Hicks Muse since 1995. Ms. Vest also sits on the board of iParty Corp. Ms. Vest received her undergraduate degree from Harvard University and her M.B.A. from Harvard Business School. Ms. Vest has been appointed to our Board of Directors by our Class H common shareholders.
(iv)	Class of Independent Directors to be Elected by Holders of all Classes of Common Shares.
a.	Frank Feather, age 62, has served on our Board of Directors since September 2001 and is a consulting business futurist and author. Until 1981, Mr. Feather was a senior international banking executive with Barclays Bank, Toronto Dominion Bank and Canadian Imperial Bank of Commerce. In 1981, Mr. Feather began consulting with national governments and global corporations on future trends. Mr. Feather has written several books, the most recent of which is Biznets: The Webopoly Future of Business. He hosts the Future-Trends.com website. Mr. Feather holds an Honors Bachelor of Arts degree in Business Administration from York University in Toronto, Canada.

b.	Emilio Romano, age 40, has served on our Board of Directors since November 2001 and is the chief executive officer of Mexicana Airlines. In 2001, he co-founded Border Group, LLC and served as an advisor to several entertainment and media companies. Mr. Romano co-founded SportsYA Media Group, a sports media and marketing company for the Spanish-speaking world. Mr. Romano served as its chief executive officer from 1999 to 2001. Between 1995 and 1998, he worked at Grupo Televisa as director of mergers & acquisitions and later as vice-president of international operations. While at Televisa, Mr. Romano was a director of Univision Communications (NYSE:UVN) where he was responsible for Televisa’s operations outside Mexico, as well as co-managing Cablevisión, the largest cable network in Mexico. From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including General Director of Revenue Policy and Federal Fiscal Attorney. Mr. Romano holds a law degree from the Escuela Libre de Derecho in Mexico City and was a graduate student at the City of London Polytechnic.

c.	Ricardo Verdaguer, age 55, has served on our Board of Directors since September 2001 and has served as the president and chief executive officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporación IMPSAT S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds a Bachelor of Science degree in Engineering from Universidad Juan Agustin Mazza in Mendoza, Argentina.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES NAMED ABOVE.

Information Regarding the Management of the Company.
     Executive Officers and Key Employees
     The following table sets forth, as of February 17, 2006 the names of each of our executive officers, their age, the position they hold and the date of employment in said position:

			Current Position
Name	Age	Position	Held Since
Roberto Vivo-Chaneton[1]	52	Chairman of the Board and Chief Executive Officer	September 21, 2001
Ralph Haiek	48	Chief Strategic Officer	January 1, 2006
José Antonio Ituarte	45	Chief Financial Officer	January 1, 2002
Roberto Cibrian-Campoy	47	Executive Vice President — Broadband and Internet	September 21, 2001
Amaya Ariztoy	37	General Counsel	September 21, 2001
Mariano Varela	38	Executive Vice President — Pay Television	January 1, 2006
Marcelo Zuñiga	56	Executive Director — Ibero American Radio Chile	August 30, 2002

(1)	Pursuant to Section 68 of our Amended and Restated Articles of Association, Roberto Vivo-Chaneton, as our chief executive officer, was elected (by resolution of the Board of Directors) as chairman of our Board of Directors. For information on the executive officers, please refer to Item 6.A. of our 2004 Annual Report.
     Meetings of the Board of Directors and Committees
     In 2004, the Board of Directors held 4 meetings. The Board of Directors has three standing committees: the Executive Committee; the Audit Committee; and the Compensation Committee.
     Executive Committee
     The Executive Committee is comprised of three members: the chairman of the board and chief executive officer; one member appointed by the Class C Directors; and one member appointed by the Class H Directors. The Executive Committee consists of Roberto Vivo-Chaneton, and Messrs. Bardasano and Neuman. In 2004, the Executive Committee held 10 meetings.
     The Executive Committee serves at the pleasure of the Board of Directors and has such powers, authority and duties as the Board of Directors may designate. Meetings of the Executive Committee are the forum in which our chairman of the board and chief executive officer share, discuss and review with the members of the committee, among other things, the following:
•	strategic initiatives;

•	material transactions and matters; and

•	matters to be presented to the full Board of Directors, board committees and such other matters as the Board of Directors may determine from time to time.

     Audit Committee
     We currently have a four-member Audit Committee, the majority of the members of which are members of the Class of Independent Directors. Pursuant to Section 98 of our Amended and Restated Articles of Association, a majority of the members must be Independent Directors. The Audit Committee currently consists of: Messrs. Feather, Romano, and Verdaguer (our three independent directors) and José Antonio Ríos. In 2004, the Audit Committee held 6 meetings.
     The Audit Committee operates under a written Audit Committee Charter adopted by the Board of Directors. Pursuant to the Audit Committee Charter, the following are a few of the Audit Committee’s responsibilities:
•	selecting and overseeing the engagement of our independent certified public accountants;

•	reviewing the results and scope of the audit and other services provided by our independent auditors;

•	reviewing our financial statements;

•	reviewing and evaluating our internal control functions and financial reporting process; and

•	reviewing and approving all related party transactions.
     Compensation Committee
     We currently have a six-member Compensation Committee, three of the members of which are members of the Class of Independent Directors. Pursuant to Section 98 of our Amended and Restated Articles of Association, two of the members must be Independent Directors. The Compensation Committee currently consists of: Messrs. Feather, Romano, and Verdaguer (our three independent directors) and Messrs. Bardasano, Rios and Neuman. In 2004, the Compensation Committee held 4 meetings.
     The Compensation Committee makes recommendations to the Board of Directors regarding the following matters:
•	executive compensation;

•	salaries and incentive compensation for our employees and consultants; and

•	the administration of our share option plans.
     Nominating Committee and Procedures
     We do not have a formal nominating committee, instead, our executive committee fulfilled the responsibilities and performed the functions of a nominating committee, including the nomination of each of the individuals being submitted to our shareholders as independent director nominees for election to our Board of Directors at the Annual Meeting.
     While there are no formal procedures for shareholders to recommend prospective Board of Director nominees beyond those set forth in the section entitled “Shareholder Proposals for the 2006 Annual Meeting” in this proxy statement, our Board of Directors will consider shareholder recommendations. These recommendations should be addressed to the Corporate Secretary who will submit these nominations to the independent members of our Board of Directors for their review.

     Compensation and Grant of Stock Options
     In 2004, each independent director and up to one director appointed by each of Hicks Muse (our Class H common shareholder) and the Cisneros Group (our Class C common shareholder) who is not an employee of each respective organization was entitled to receive $40,000 annually for service on our Board of Directors, payable quarterly. The directors who received the annual compensation for the year ended December 31, 2004, were Messrs. Ríos, Romano, Feather, Gavin and Verdaguer. In addition, in 2004 each independent director was entitled to receive an additional $20,000 if he was a member of our Audit Committee. All directors receive reimbursement for out-of-pocket expenses incurred in connection with attendance at our Board of Directors meetings.
     Prior to June 14, 2004, our non-management directors were also entitled to an annual directors’ fee. With the exception of Mr. Gavin and Mr. Verdaguer, these fees were never paid. On June 14, 2004, in exchange for the renewal of the existing advisory fee agreement with the Cisneros Group, Hicks Muse and our Class F common shareholder (El Sitio founders), our then non-independent directors (who are appointed by the Cisneros Group, Hicks Muse and the El Sitio founders), except for Mr. Gavin, who is a non-employee director appointed by Hicks Muse agreed to waive all unpaid fees and forego any annual directors’ fees in the future.
     In the year ended December 31, 2004, the aggregate amount of compensation paid to our seven executive officers as a group was approximately U.S. $2,573,936. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.
     The following table sets forth, as of February 17, 2006, the options held under the 2001 Share Incentive Plan by our executive officers and certain consultants, as follows:

Manager	Stock Options[1]
Roberto Vivo-Chaneton	403,565
Ralph Haiek	109,112

[1]	Stock option information includes exercisable and non exercisable options.

Manager	Stock Options[1]
José Antonio Ituarte	109,112
Leandro Feliz Añon*	12,800

*	As per employment separation and a post employment consulting agreement.

INDEPENDENT AUDITORS
Appointment of Independent Auditors for 2005
     Our independent auditors for the year ended December 31, 2004, was the firm of Deloitte & Touche, LLP. The Audit Committee has recommended Deloitte & Co., S.R.L., a firm member based in Argentina of Deloitte Touche Tohmatsu, as the independent registered certified public accounting firm to perform audit services for Claxson in 2005, subject to our shareholders’ ratification, see Proposal 2 of this proxy statement.
Fees Paid to Independent Auditors
     Deloitte & Touche LLP audited our financial statements for the years ended December 31, 2004 and 2003. The table below provides information concerning fees for which we were billed for the last two fiscal years for services rendered by Deloitte & Touche LLP:

	Amount of Fees
Description of Fees	2004	2003
	(In thousands of
	U.S. dollars)
Audit Fees	$493	$611
Audit-Related Fees	52	29
Tax Fees	257	240
All Other Fees	—	—
Total	$802	$880
     Audit Fees — These fees were primarily for professional services rendered by Deloitte & Touche LLP in connection with their audit of our annual consolidated financial statements and reviews of the consolidated financial statements included in our quarterly press releases for the first three fiscal quarters of our fiscal years ended December 31, 2004 and 2003. Those fees also include audits of subsidiaries and joint ventures which we consolidate, as well as review procedures and consents related to SEC, and other local filings.
     Audit-Related Fees — These fees were primarily for services rendered by Deloitte & Touche LLP for matters such consultation on Sarbanes-Oxley Act compliance, accounting standards and transactions.
     Tax Fees — These fees were for services rendered by Deloitte & Touche LLP for assistance with tax return preparation and tax consultation.
     Other Fees — No other fees were paid to Deloitte & Touche LLP in 2004 or 2003.
Additional Information
     The following information may be found in the indicated sections of our 2004 Annual Report on Form 20-F, which is being mailed with this proxy statement.

Type of Information	Form 20-F Reference
Option Plan	Item 6B. Compensation

Certain Transactions and Related Party Transactions	Item 7B. Related Party Transactions

Voting Securities	Item 10B. Memorandum and Articles of Association
     We have no formal policy regarding attendance by our directors at annual shareholders meetings, although our Chief Executive Officer and Chairman of the Board of Directors have historically attended those meetings. Anyone who has a concern about our conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Chairman of our Board of Directors, our non-management directors or our Audit Committee. Such communications may be confidential or anonymous, and may be e-mailed to the e-mail address that will be published on our website at www.claxson.com. All such concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by our chief financial officer in the same way that other concerns are addressed by us. Our Code of Ethical Conduct prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

PROPOSAL 2 — RATIFICATION OF INDEPENDENT AUDITORS
     Our Audit Committee has selected Deloitte & Co., S.R.L., a member firm based in Argentina of Deloitte Touche Tohmatsu, an independent registered certified public accounting firm, as the independent auditors of our financial statements for the fiscal year ending December 31, 2005. Deloitte & Touche LLP audited the financial statements for the year ended December 31, 2004. One or more representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate shareholder questions.
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & CO., S.R.L. AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005.
SHAREHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING
     A shareholder may present a proposal at the 2006 Annual Meeting of Shareholders if it is submitted to our Corporate Secretary at the address below no later than November 2, 2006.
     A shareholder wishing to recommend a candidate for election to the Board of Directors should send the recommendation and a description of the person’s qualifications to our Corporate Secretary at the address below no later than November 2, 2006 A nomination that does not comply with the above requirements will not be considered.
     Send all proposals or nominations to Amaya Ariztoy, Corporate Secretary, Claxson Interactive Group Inc., 1550 Biscayne Boulevard, Miami, Florida 33132.
OTHER BUSINESS
     We know of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.
*****

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)

Date: March 7, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer